Exhibit 17.1

July 29, 2005

General William Lyon

4490 Von Karman Avenue

Newport Beach, CA 92660

Dear Bill:

The members of the Special Committee wish to correct certain statements made in your July 25 press release, clarify our position on the events that transpired with respect to your intentions to take the Company private and express our concerns with the comments made about the Special Committee’s process. We are also concerned about the manner in which the telephonic Board meeting on July 25 was handled. As more fully explained below, those collective concerns have forced us to reluctantly conclude that we must leave the Board effective August 5, 2005.

As an initial matter, we disagree that the offer to take the Company private was terminated “in response to the Board of Directors’ decision to abandon the Special Committee.” Rather, we think the decision to terminate the offer was made prior to the Board’s decision to “abandon the Special Committee.”

Nor is it correct “that the Special Committee restricted their investment banking firm from engaging in any meaningful dialogue.” Instead, we instructed our investment banking firm to encourage you, through your advisors, to come back with an offer that was more realistic than the $82 per share offer, in light of the fact that the stock of the Company (as well as the stock of other homebuilders) was trading at levels significantly higher than the value reflected in your $82 offer.

While it is correct that the Special Committee chose not to counter the $82 offer, that decision was based on what the Special Committee believed was in the best interests of the Company’s minority stockholders, which, as we are sure you know, was the Special Committee’s sole constituency. As you may be aware, the Special Committee worked diligently to perform its responsibilities from the date it was first formed on April 26. As soon as the offer was made on that date, the Special Committee was organized and within a few days, we were talking with law firms and investment bankers to identify qualified candidates to assist us. Within ten days after the offer, we engaged Skadden, Arps, Slate, Meagher & Flom after interviewing several law firms. We also interviewed several investment banking firms and within approximately three weeks from the time the Special Committee was formed, we engaged Credit Suisse First Boston.

The Special Committee confronted a number of issues, such as defining its role and responsibilities, identifying the stockholder base, evaluating market trading action, obtaining additional information concerning the Company and on competitors to compare with the Company. Subsequently, CSFB presented to us financial and other information on the Company and comparisons with other homebuilders and similar transactions. On June 16, after receiving the report of CSFB, we concluded that the $82 per share offer was inadequate. Obviously, the market had its own view on the adequacy of the $82 per share offer since the stock price promptly traded above the offer price and had reached $90.50 by June 16.

Consistent with our obligations to the Company’s minority stockholders, we acted promptly in considering all relevant matters in coming to this conclusion. Our goal was to determine whether your offer was fair, in which case we would have recommended that the minority stockholders accept it. Concluding that it was inadequate, we instructed CSFB to encourage your advisors to make an offer that was adequate. You withdrew your offer and stated that you still had an interest in acquiring the remaining shares. We were waiting for you to take the next step — either make an offer or state that you were no longer interested in acquiring the remaining shares.

When a special Board meeting was called for July 25, we met prior to the meeting in anticipation that you might state that you were no longer interested in acquiring the remaining shares. We discussed the effect of such a possibility on the Special Committee and were advised by Skadden Arps that we should have a final meeting for administrative matters, such as approval of minutes. Although we had been given no specific notice that such an item would be on the agenda for the July 25 special meeting, you called for a motion disbanding the Special Committee immediately. In addition to requesting an amendment that would allow the Special Committee to conclude administrative matters, which was not allowed, the Special Committee members suggested two alternatives: allow its legal advisor to join the teleconference to clear the way for a unanimous vote dissolving the Special Committee or adjourn the meeting for 30 minutes so that the Chairman of the Special Committee could confer with the Special Committee’s legal advisor, which might also have allowed for a unanimous vote.

Unfortunately, each of those options were rejected. Instead, you forced a vote for immediate disbandment, and in the face of our chairman and the three other members of the Special Committee voting against the proposal, all inside directors and Alex Meruelo voted in favor of the motion. This seemed to us to be unnecessarily divisive and raises serious concerns relating to the manner in which the Board can operate with civility and mutual respect.

We all joined the Board with great respect for you and your accomplishments. Under your leadership William Lyon Homes has enjoyed outstanding success. Nevertheless, recent events as discussed above have lead us to conclude that we cannot fully perform our duties as independent Directors on behalf of all shareholders. Consequently, we have decided to leave the Board effective August 5, 2005.

Very truly yours,

/s/ William H. McFarland	/s/ James E. Dalton
William H. McFarland	James E. Dalton

/s/ Michael L. Meyer	/s/ Randolph W. Westerfield
Michael L. Meyer	Randolph W. Westerfield